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WRITER'S EMAIL ADDRESS:

john.reiss@shearman.com

April 22, 2010

Via Email and EDGAR Correspondence Filing

Mr. Brick Barrientos
U.S. Securities and Exchange Commission
Office of Disclosure and Review
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Clarion Value Fund, Inc.  and Clarion Value Fund Master, LLC Registration Statements

Dear Mr. Barrientos:

This letter responds to the comments you provided by telephone to the most recent Clarion Value Fund, Inc. (the “Feeder Fund”) and Clarion Value Fund Master, LLC (the “Master Fund” and together with the Feeder Fund, the “Funds”) Registration Statements (the “Registration Statements”).  Below, I identify each of your comments and offer our responses.  Our responses are organized in the order that your comments would appear within the Registration Statements1.  At next year’s annual update, we will file an amended Registration Statement reflecting the changes described herein following any further discussions with you.

I.	Applicability of New Statutory Prospectus Rules

1.
COMMENT:  You asked why the Registration Statements were not restructured to comply with new rules released by the Securities and Exchange Commission in 2009 (the “New Prospectus Rules”), which require certain registration statements filed on Form N1-A to include a

1 The Registration Statements are each organized as a Prospectus and Statement of Additional Information, with pagination for each part separately numbered.  Capitalized terms used herein but not defined have the meaning ascribed to them in the Registration Statements.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MUNICH
NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Mr. Brick Barrientos

summary section at the front of the prospectus consisting of key information about the fund set forth in a certain order.

RESPONSE: We understand the New Prospectus Rules not to apply to registrants, such as the Funds, which are registered under the Investment Company Act of 1940 (the “Investment Company Act”) but not under the Securities Act of 1933 (the “Securities Act”).  We reached this conclusion after considering the following factors:

First, the adopting release states that compliance with the new rules is required for “all post-effective amendments that are annual updates to effective registration statements” on Form N1-A.  Traditionally, a reference to a registration statement being “effective” and an amendment being “post-effective” refers only to effectiveness under the Securities Act.  For example, the cover page of the Form N1-A instructions refers to a “Pre-Effective Amendment No.” or “Post-Effective Amendment No.” under the Securities Act, whereas it refers only to an “Amendment No.” under the Investment Company Act.  The signature page of Form N1-A also strongly suggests that “effectiveness” is a Securities Act term.2

Second, pursuant to item B.2.b. of the Form N1-A instructions, funds registered only under the Investment Company Act need not include certain information in the prospectus, such as the fund’s investment objective/goals, a fee table, and information regarding investments, risks, and performance.  Given that these items represent a substantial portion of what is required in the summary section of the prospectus under the New Prospectus Rules, it is reasonable to presume that the New Prospectus Rules were not intended to apply to funds registered only under the Investment Company Act.

Finally, the stated policy rationale for the New Disclosure Rules of providing investors with access to key fund data in a concise, easier-to-understand format, is less germane to registrants, such as the Funds, that have a smaller investor base than a typical mutual fund and whose shares are not “publicly offered” but are available only to institutional investors on a private placement basis.

2 The signature page of the Form N1-A instructions reads as follows: “Pursuant to the requirements of (the Securities Act and) the Investment Company Act, the Fund (certifies that it meets all of the requirements for effectiveness of this registration statement under rule 485(b) under the Securities Act and) has duly caused this registration statement to be signed on its behalf by the undersigned…”.  The Form N1-A instructions are available at http://www.sec.gov/about/forms/formn-1a.pdf.

Mr. Brick Barrientos

II.	Prospectus – Service Providers

2.	COMMENT: You requested that the professional experience of Mr. Rozowksy since 2005 be included in the prospectus of both Registration Statements.

RESPONSE:  We note that the Registration Statements currently state that, prior to joining the Adviser in 2007, Mr. Rozowsky was a Director of Lydian Trust Company and Chief Executive Officer of Lydian Private Bank.  Mr. Rozowsky held these positions from 2004 until he joined the Adviser in 2007.  We will clarify the timeline of Mr. Rozowsky’s recent professional career, but we do not believe this to be a material revision and thus the change will be reflected in next year’s annual update.

III.	Prospectus- Additional Shareholder Information

3.	COMMENT: You asked that we include the relevant room number of the SEC’s Public Reference Room, which you advised was 20549-1520.

RESPONSE: We acknowledge this request but, as we do not believe this to be a material change, we will include the room number in next year’s annual update of the Registration Statements.

IV.	SAI – Directors and Officers

4.
COMMENT: You asked that we include discussion of the expertise that each individual Director brings to the Funds.  You said that this comment stems from the requirements of the SEC’s recent Proxy Enhancement Disclosure Release.

RESPONSE: We note that, for the Funds, the rules of the Proxy Enhancement Disclosure Release are applicable starting with registration statements filed after the end of the Funds’ 2010 fiscal year, so in next year’s annual update.3  We will be sure to include the required disclosure after the applicable compliance date.

           We believe our responses above adequately address all of your comments.  Should you have any questions, please do not hesitate to contact me at (212) 848-7669 or my colleague Nathan Greene at (212) 848-4668.

3  See “Frequently Asked Questions About Proxy Disclosure Enhancements Transition for Registered Investment Companies”, available at http://www.sec.gov/divisions/investment/guidance/icproxydisclosuretransition.htm.  Note Question 1 therein and that the Funds’ fiscal year ends October 31.

Mr. Brick Barrientos

Very truly yours,

/s/ John D. Reiss

John D. Reiss

cc:	Jerry Cammarata (Chief Compliance Officer of the Funds)
Nathan J. Greene (S&S)